Listed on the Toronto Stock Exchange:CBD

News Release 03-14

June 25, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND ANNOUNCES PORTAGE OPEN PIT POTENTIAL AT MEADOWBANK

CUMBERLAND RESOURCES LTD. (CBD-TSX) announces that ongoing open pit mining stud ies by international engineering firm AMEC on the Portage area resource model* (see news release NR03- 11 ) h ave expanded the open pit potential at the Company's 100% owned Meadowbank gold project, located 70 kilometers north of Baker Lake, Nunavut.

A preliminary assessment*** completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

The revised Portage preliminary pit design encapsulates four contiguous gold deposits including the Connector Zone, discovered in 2002, Third Portage, North Portage and Bay Zone. The ultimate open pit will measure approximately 1.8 kilometers in length, 500 meters in width and final depths ranging from 40 meters to 150 meters.

Portage Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	9,675,000	4.84	1,505,000
Inferred	2,164,000	4.86	338,000

The expanded preliminary open pit design incorporates approximately 94% of the Portage resources, taking full advantage of the shallow nature of the four gold deposits and the favorable geotechnical conditions hosting the deposits. The Company has drilled an additional 41 holes in 2003 during the Phase 1 program to upgrade inferred level resources in the pit designs. Revisions will be incorporated into feasibility level designs.

"Preliminary open pit designs continue to improve Meadowbank's outlook for sustained high output and low cost production. The combination of additional resources, improved resource definition and advanced engineering studies have resulted in a potential 60% increase in open pit capacity on the project since preliminary assessment*** studies were completed in 2002." remarked Kerry Curtis, President and CEO.

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AMEC has also completed preliminary open pit designs at the Goose Island gold deposit. New designs incorporate lower unit costs and improved metallurgical characteristics achieved since open pit design work was last completed in a Prefeasibility Study from 1999 resulting in a larger preliminary pit design:

Goose Island Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	1,212,000	6.70	261,000
Inferred	464,000	5.59	83, 000

Note: Revised preliminary open pit designs do not include provision for mining dilution or ramps. Mineral resources which are not reserves do not have demonstrated economic viability. A n open pit cut-off grade 1.50 g/t was applied for both deposits.  Goose Island preliminary strip ratio at 13.7:1 and Portage at 7.3:1 .

Additional drilling has also been completed in the Phase 1 2003 program at Goose Island with revisions to the resource model expected to be completed in early third quarter 2003.

Combined preliminary open pit designs for all Meadowbank gold deposits, including the Vault designs (see news release NR03-08), presently stand at:

Meadowbank Project Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	14,987,000	4.65	2,240, 000
Inferred	5,728,000	4.25	783, 000

Note: Revised preliminary designs do not include provision for mining dilution or ramps and generate a waste to ore strip ratio of 8.5:1 Mineral resources which are not reserves do not have demonstrated economic viability.

Mining studies are part of Cumberland's $10.5 million 2003 program at Meadowbank, which includes ongoing feasibility level engineering, drilling programs and environmental impact studies.

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources**** – Q2/2003

Measured and Indicated	15,471,000 t grading 4.66 g/t	2,318,000 oz. gold
Inferred	8,921,000 t grading 4.20 g/t	1,205,000 oz. gold

A feasibility study was initiated on the Meadowbank project in October 2002 and is expected to be completed in late 2003.  The Company is currently studying a 10 year open pit mine plan

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Cumberland is well financed with approximately $20 million in its treasury.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  the Meadowbank (100%) and Meliadine West (22% carried) projects in Nunavut.  The Company is also exploring for diamonds at the Meliadine East (50%) project in Nunavut.

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*    Portage Area resource model:  James McCrea, P.Geo., Manager, Mineral Resources is Cumberland's Qualified Person under National Instrument 43-101 for the resource modeling.   Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

* **  Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

**** Second quarter 2003 resource estimates and classification are in accordance with National Instrument 43-101 and conform to CIM Standards on Mineral Resources and Reserves (August 2000).

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.